April 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Christina Chalk, Senior Special Counsel

Re:	Sauer-Danfoss Inc.
Schedule TO-T/13E-3 filed March 15, 2013
Amendment No. 1 to Schedule TO-T/13E-3 filed March 25, 2013
Filed by Danfoss Acquisition, Inc. and Danfoss A/S
File No. 005-55771

Dear Ms. Chalk:

On behalf of Danfoss A/S (“Parent”) and Danfoss Acquisition, Inc. (the “Purchaser” and, together with Parent, the “Filing Persons”), we have set forth below responses of the Filing Persons to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated April 1, 2013.  The Filing Persons are submitting herewith, via EDGAR, responses to the Staff’s comments.

The Filing Persons are filing today an amendment (“Amendment No. 2”) to their Schedule TO-T/13E-3, initially filed on March 15, 2013 as amended and supplemented by Amendment No. 1 on March 25, 2013 (together with Amendment No. 2, the “Schedule TO/13E-3”), containing the revisions described in this letter and other changes.

Set forth below in bold are the comments from the Staff’s letter.  Immediately below each of the Staff’s comments is the Filing Persons’ response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Schedule TO/13E-3.

Exhibit (a)(1)(i) Offer to Purchase dated March 15, 2013

Special Factors — Background

Comment 1: Refer to the third from the last paragraph on page 7. Expand to describe in greater detail the matters discussed with certain minority stockholders and the views they expressed with respect to Parent’s proposal. We note the statements imputed to “certain minority stockholders” in the complaint filed as Exhibit 99(A)(5)(VI) of the amended Schedule TO-T/13E-

3.

In response to the Staff’s comment, please see the revised disclosure on pages 2-3 of Amendment No. 2.

Purpose of and Reasons for the Offer; Plans for the Company

Comment 2: Refer to the third paragraph in this section on page 10 of the Offer to Purchase. Expand to describe in greater detail why obtaining 100% ownership of the Company, versus the majority stake already owned by Parent, would allow it to improve operational efficiency and enhance its ability to produce products and improving the Company’s balance sheet. Revise to provide specific examples of how the transaction would promote each stated goal. See Item 1006 of Regulation M-A.

The Filing Persons respectfully refer the Staff to the information in the first five bullet points on page 11 of the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”.  In response to the Staff’s comment, please see the revised disclosure on page 3 of Amendment No. 2.

Comment 3: Refer to the last paragraph on page 10. Revise the discussion of Parent’s reasons for the timing of the Offer to clarify why Parent chose this time to pursue the going private transaction. What specific “circumstances affecting the Company” and the corresponding “implications for the Company’s prospects” caused Parent to conclude that it was an appropriate time for Parent to pursue the Offer? See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, please see the revised disclosure on page 5 of Amendment No. 2.

Plans for the Company

Comment 4: Describe in greater detail some of the changes to the Company and its Board of Directors you may consider if this Offer is consummated and referenced in the first paragraph of this section. See Item 1006 of Regulation M-A.

The Filing Persons respectfully refer the Staff to the information following the caption “Plans for the Company” under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”.  In response to the Staff’s comment, please see the revised disclosure on page 3 of Amendment No. 2.

Our Position Regarding Fairness of the Transaction

Comment 5: The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Factors which are currently not addressed in your disclosure include net book value, going concern value, liquidation value and prices paid in previous purchases (to the extent applicable).

With respect to net book value and liquidation value, the Filing Persons respectfully refer the Staff to the second full paragraph on page 17 of the Offer to Purchase under “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”.  With respect to going concern value, the Filing Persons respectfully refer the Staff to the first full paragraph on page 17 of the Offer to Purchase under “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”.  With respect to prices paid in previous purchases, the Filing Persons respectfully refer the Staff to the third full paragraph on page 17 of the Offer to Purchase under “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”.

Summary of Citi Presentation

Comment 6: To the extent applicable, describe any limitations imposed by Parent on Citi in its fairness analyses. For example, was Citi permitted to analyze the value of the Shares if sold in their entirety to an independent third-party bidder?

Other than as noted in the Offer to Purchase, Parent did not impose any limitations on Citi’s financial analyses.  In response to the Staff’s comment, please see the revised disclosure on page 5 of Amendment No. 2.

Comment 7: All financial analyses and information performed by Citi and provided to or presented to Parent must be described in reasonable detail in the Offer to Purchase. This includes “board books” or other data, in addition to more formal presentations such as the material presented on February 11, 2013. Please confirm in your response letter that all such information has been summarized and filed (to the extent it is in writing) or revise to provide.

The Filing Persons believe that the materials prepared by Citi that constitute a “report, opinion or appraisal” that is “materially related” to the going private transaction for purposes of Item 1015(a) of Regulation M-A have been summarized in the Offer to Purchase and filed as an exhibit to the Schedule TO/13E-3.

Comment 8: See our last comment above. Revise the disclaimer in the first full paragraph on page 19 to reflect that it includes a summary of all financial analyses undertaken by Citi. See Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, please see the revised disclosure on page 5 of Amendment No. 2.

Comment 9: The specific differences between the Forecast and the Adjusted Forecast as highlighted in the Citi report filed as Exhibit 99(C)(1) of the Schedule TO-T/13E-3 should be summarized here. See the notes in the report beginning on page 5.

In response to the Staff’s comment, please see the revised disclosure on pages 5-7 of Amendment No. 2.

Comment 10: Did Citi conduct a discounted cash flow analysis or other analysis using the Forecast versus the Adjusted Forecast (the latter prepared at the direction of Parent) figures? It appears so from pages 15-17 of the Citi report filed as an exhibit to the Schedule

13E-3. If so, the results of that analysis must be summarized in the offer materials. If Citi did not conduct a discounted cash flow or any other analysis using the unadjusted Forecast figures, tell us why not.

The Filing Persons respectfully refer the Staff to the information following the caption “Discounted Cash Flow Analysis” on page 20 of the Offer to Purchase under “Special Factors—Section 5—Summary of Citi Presentation” for a discussion of the discounted cash flow analyses undertaken by Citi with respect to the Forecast and the Adjusted Forecast.

Comment 11: Identify the transactions analyzed in the precedent minority buy-in transaction comparison conducted by Citi.

In response to the Staff’s comment, please see the revised disclosure on pages 5-7 of Amendment No. 2.

Certain Information Concerning the Purchaser and Parent

Comment 12: Provide more information about the trust (Bitten & Mads Clausen Fond) that controls Parent. See General C to Schedule 13E-3, which requires that you provide the information called for in Items 3, 5, 6, 10 and 11 of the Schedule 13E-3 for the trust. In addition, clarify the nature of the control exercised by the trust by, for example, describing its ownership interest in Parent.

In response to the Staff’s comment, please see the revised disclosure on pages 2-4 of Amendment No. 2.

Additionally, the Filing Persons respectfully refer the Staff to the disclosure regarding the Foundation in the sections of the Offer to Purchase entitled “Special Factors—Section 11—Transactions and Arrangements Concerning the Shares” beginning on page 40 of the Offer to Purchase; “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” on page 56 of the Offer to Purchase; and “Director and Executive Officers of Parent, the Purchaser and Controlling Stockholder of Parent” in Schedule A of the Offer to Purchase.

Comment 13: See our last comment above. Tell us why you do not believe the trust should be included as a filer on the Schedule 13E-3. We may have further comments.

The Filing Persons believe that the only entities engaged in the going private transaction are Parent and the Purchaser, both of whom are included in the Schedule TO-T/13E3 as a filing person.  The Filing Persons further believe that Bitten & Mads Clausens Fond (the “Foundation”) is not engaged in the going private transaction in a manner requiring it to comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and Schedule 13E-3. The Filing Persons also note that this approach is consistent with the approach taken by the Filing Persons in connection with the 2009 Offer.

The Foundation is a registered foundation under the Danish Commerce and Companies Agency, and was formed for the purpose of supporting Parent and the community of Southern Jutland, Denmark.  The Foundation is not a commercial actor and has no beneficiaries other than Parent and the community of Southern Jutland, Denmark.  While the Foundation owns shares which represent approximately 85% of the voting power of Parent, such shares only represent approximately 47% of the economic interest in Parent.  Moreover, the Foundation itself is not involved in the day-to-day operations or other business activities of Parent and does not exert any influence or control over Parent, including in connection with the Offer, the Merger or any other similar transaction.  Parent is not required to obtain, and Parent did not obtain, the approval of the Foundation to pursue the Offer or the Merger.  The Foundation’s sole involvement with respect to Parent is to elect, at the annual general meeting of Parent’s shareholders, six of the nine members of Parent’s board of directors.  The members of the Parent board of directors do not owe any independent duties or other obligations to the Foundation by virtue of their status as such and they have no contractual or similar obligation to the Foundation with respect to the Company; the only duties owed by the members of the Parent board of directors are owed to Parent and all of its shareholders. The Foundation is also not a party to any governance or other contractual arrangements with Parent, the Company or any of their respective subsidiaries and does not itself hold any shares of the Company’s common stock.

The Filing Persons also believe the Foundation is not engaged in the going private transaction for purposes of Rule 13e-3 and Schedule 13E-3 because the Foundation did not have any direct or independent involvement in the going private transaction. Neither the Foundation itself nor any of its representatives in their capacity as such participated in any way in any of the planning, discussions or negotiations with respect to the going private transaction.  Moreover, neither Parent nor the Purchaser nor any of their respective representatives in their capacity as such consulted with the Foundation or any of its representatives in their capacity as such in connection with the going private transaction.  Accordingly, neither the Foundation nor any of its representatives in their capacity as such is engaged in the going private transaction, and, as a result, the Foundation is not required to be a filing person for purposes of Schedule 13E-3.

As required, the Offer to Purchase includes disclosure regarding the Foundation in the sections of the Offer to Purchase entitled “Special Factors—Section 11—Transactions and Arrangements Concerning the Shares” beginning on page 40 of the Offer to Purchase; “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent” on page 56 of the Offer to Purchase; and “Director and Executive Officers of Parent, the Purchaser and Controlling Stockholder of Parent” in Schedule A of the Offer to Purchase.  In addition, as described in the response to Comment 12 above, additional disclosure with respect to the Foundation is being made in the Offer to Purchase.  Including the Foundation as a filing person would not provide investors with any additional information that would be material to their decision with respect to the Offer or the Merger.

The Filing Persons also note that General Instruction C to Schedule 13E-3, which expressly contemplates the disclosure of information with respect to “each person controlling the [filing person]”, is consistent with the view that a controlling stockholder is not necessarily required to join a Schedule 13E-3 as a filing person.

Schedule 13E-3/A filed February 15, 2013 — Exhibit (a)(5)(B)

Comment 14: Refer to the last paragraph of the press release dated February 15, 2013 and included as exhibit (a)(5)(B) to the Schedule 13E-3/A. In future filings, delete or qualify the disclaimer language there (and in your February 5, 2013 press release) that you are under no obligation to update the information disclosed in the press release or the Offer to Purchase.

The Filing Persons intend to delete or qualify the disclaimer language in any future filings.

As requested by the Staff in its letter, each of the Filing Persons has authorized us to confirm the following on its behalf:

•                  Each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Neither Filing Person may assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Schedule TO/13E-3, please feel free to contact me.

Very truly yours,

/s/ David Leinwand
David Leinwand

 cc: Anders Stahlschmidt, Danfoss A/S